UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                            SEC File Number 333-85460

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
|_| Form N-SAR  |_| Form N-CSR

      For Period Ended: September 30, 2004

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I-REGISTRANT INFORMATION


                                 Optigenex Inc.
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                             Full Name of Registrant


                          Vibrant Health International
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                            Former Name if Applicable


                         750 Lexington Avenue 6th Floor
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            Address of Principal Executive Office (Street and Number)


                            New York, New York 10022
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                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Registrant could not complete its quarterly report on Form 10-QSB for the period ended September 30, 2004 on a timely basis, due to delays the Registrant experienced in gathering certain financial information necessary to ensure the accurate reporting of the financial information and related disclosures contained in the Quarterly Report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Joseph McSherry            212                   905-0189
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              (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 SEE ATTACHMENT

                                 Optigenex Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 16, 2004         By: /s/ Joseph McSherry
                                       ----------------------------------------
                                       Joseph McSherry, Chief Financial Officer

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                                 Optigenex Inc.

            With respect to its Form 10-QSB for the quarterly period
                            ended September 30, 2004

      On July 30, 2004 Vibrant Health International ("Vibrant"), through its wholly-owned subsidiary, acquired substantially all of the assets of Optigenex Inc. in exchange for approximately 94% of Vibrant's then outstanding common stock. This transaction was previously reported on Vibrant's Form 8-K dated August 12, 2004. In connection with the transaction, Vibrant sold its only operating business to its former sole officer and director. Vibrant then changed its state of incorporation to Delaware and its name to Optigenex Inc. ("Optigenex"). For accounting purposes this transaction will be accounted for as a reverse merger with Optigenex as the accounting acquirer.

      Optigenex expects to report a net loss of approximately $1.6 million for the three months ended September 30, 2004 compared to a net loss of approximately $900,000 for the three months ended September 30, 2003. For the nine months ended September 30, 2004, Optigenex expects to report a net loss of approximately $2.5 million compared to a net loss of approximately $1.7 million for the nine months ended September 30, 2003.